UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Ford Motor Company

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

345370860

(CUSIP Number)

Richard Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 3, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 345370860

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 140,800,000
8. Shared Voting Power
9. Sole Dispositive Power 140,800,000
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,800,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.43%*
14.	Type of Reporting Person (See Instructions) CO

* Percentage calculated on the basis of 2,190,498,174 shares of common stock issued and outstanding as of July 29, 2008, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008.

CUSIP No. 345370860

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 140,800,000
8. Shared Voting Power
9. Sole Dispositive Power 140,800,000
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,800,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.43%*
14.	Type of Reporting Person (See Instructions) IN

* Percentage calculated on the basis of 2,190,498,174 shares of common stock issued and outstanding as of July 29, 2008, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008.

This Amendment No. 3 amends and supplements that certain Schedule 13D filed on June 19, 2008 by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Kirk Kerkorian, an individual and the sole shareholder of Tracinda, and amended on July 8, 2008 and September 2, 2008 (as amended, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item	2. Identity and Background

Item 2 is hereby amended by deleting the second sentence of the second paragraph thereof and replacing it with the following:

On September 3, 2008, without admitting or denying the findings of the Securities and Exchange Commission (the “SEC”), Tracinda consented to the entry of an administrative order by the SEC pursuant to Section 21 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In the order, entitled In the Matter of Tracinda Corporation (the “Order”), the SEC found that Tracinda’s failure to disclose a plan to sell 28 million shares of General Motors Corporation stock in a November 22, 2006 Schedule 13D amendment and its statement that it might acquire additional shares constituted violations of Section 13(d)(2) of the Exchange Act and Rules 12b-20 and 13d-2(a) under the Exchange Act. No penalty was imposed pursuant to the Order.

During the last five years, Tracinda (i) has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), and (ii) other than as disclosed above, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of that proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 3, 2008

TRACINDA CORPORATION

By: /s/ Anthony L. Mandekic

            Anthony L. Mandekic

            Secretary/Treasurer

KIRK KERKORIAN

By: /s/ Anthony L. Mandekic

            Anthony L. Mandekic

            Attorney-in-Fact *

* Power of Attorney dated May 9, 2008, filed as Exhibit (i) to the Schedule TO of Tracinda Corporation and Kirk Kerkorian on May 9, 2008.

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